24000852

Washington, D.C. 20549

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SEC FILE NUMBER
8-30977

SEC Mail Processing
SEP 29 2024
Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Securities Northwest, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18824 Se Mildred Street
(No. and Street)

| Milwaukie, | OR | 97267 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| JD Duyck | 503-723-4404 | jd@firstsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

| 2121 AVENUE OF THE STARS #800 | CENTURY CITY, | CA | 90067 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| SEPTEMBER 15, 2020 | 6567 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Ben Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Securities Northwest, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

QUYEN HOANG
Notary Public
State of Washington
Commission # 105907
My Comm. Expires Jan 3, 2025

Notary Public

Signature:

Title:
President

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**First Securities Northwest, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2023**

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of First Securities Northwest, Inc.:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Securities Northwest, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

*DCPA*

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 27, 2024

## FINANCIAL STATEMENTS

**FIRST SECURITIES NORTHWEST, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2023**

| | |
|---|---|
| **ASSETS** | |
| Cash | $19,333 |
| Due from clearing broker | 644 |
| Deposits with clearing broker | 25,161 |
| Furniture, equipment at cost - net of accumulated depreciation of $48,192 | 0 |
| Prepaid expenses | 3,587 |
| Deferred tax asset | 136,315 |
| TOTAL ASSETS | $185,040 |

| | |
|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES | |
| Accounts payable and accrued liabilities | $8,239 |
| Total Liabilities | 8,239 |
| STOCKHOLDER'S EQUITY | |
| Common stock, no par value, 1,000 shares authorized, issued and outstanding | 11,500 |
| Additional paid-in capital | 582,280 |
| Retained earnings (accumulated deficit) | (416,979) |
| Total Stockholder's Equity | 176,801 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $185,040 |

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**

## STATEMENT OF OPERATIONS

**For the Year Ended December 31, 2023**

| | 2023 |
|---|---|
| REVENUES | |
| Commissions | $97,922 |
| Net dealer inventory and investment gains (losses) | 0 |
| Sale of investment company shares | 14 |
| Interest | 759 |
| Total revenues | 98,695 |
| | |
| EXPENSES | |
| Employee compensation and taxes and benefits | 56,898 |
| Commissions and floor brokerage | 5,515 |
| Regulatory fees and assessments | 6,695 |
| Communications and technology | 8,535 |
| Occupancy and equipment rents | 9,900 |
| Professional fees | 18,133 |
| Other expenses | 6,177 |
| Total expenses | 111,853 |
| | |
| **OPERATING LOSS BEFORE TAXES** | (13,158) |
| | |
| INCOME TAX PROVISION/(BENEFIT) | (3,517) |
| | |
| NET LOSS | $(9,641) |

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

**For the Year Ended December 31, 2023**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amounts | Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total |
| Balance at December 31, 2022 | 1,000 | $11,500 | $582,280 | ($407,338) | $186,442 |
| Net loss for the year | | | | (9,641) | (9,641) |
| Balance at December 31, 2023 | 1,000 | $11,500 | $582,280 | $(416,979) | $176,801 |

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**

**STATEMENT OF CASH FLOWS**

**For the Year Ended December 31, 2023**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $(9,641) |
| *Adjustments to reconcile net loss to net cash provided by operating activities* | |
| Deferred tax expense | (3,676) |
| *Change in operating assets and liabilities* | |
| Receivables from broker dealers | 3,807 |
| Deposit with clearing organization | 25,013 |
| Prepaid expenses | (75) |
| Accounts payable and accrued liabilities | (4,691) |
| Net cash provided by operating activities | (10,737) |
| CASH FLOWS FROM INVESTING ACTIVITIES | – |
| CASH FLOWS FROM FINANCING ACTIVITIES | - |
| Net increase in cash | 10,737 |
| Cash at beginning of year | 8,596 |
| Cash at end of year | $19,333 |

Supplemental disclosure of cash flow

Cash paid during the year for:

| | |
|---|---|
| Interest | $ 0 |
| Income Taxes | $ 158 |

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2023**

**NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

First Securities Northwest, Inc. (the Company) was incorporated in the state of Oregon on November 23, 1983. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") under the Securities and Exchange act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Protection Corporation ("SIPC"). The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Hilltop Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

The Company has recently experienced a series of losses. In the event that the Company needs additional funding the sole shareholder will contribute capital as needed to fund future Company operations.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

***Significant Judgements***
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

## Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized. The difference between trade date and settlement date are inmaterial to the financial statements as a whole.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1. Revenue recognition-(continued)

### Sale of investment company shares

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

2. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible. This is from Hilltop Securities and part of the clearing agreement.

Balance as of December 31, 2023 $644

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. The Company's furniture and equipment are fully depreciated therefore there was no depreciation expense for the year ended December 31, 2023.

**FIRST SECURITIES NORTHWEST, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2023**

**NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

5. Income Taxes

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible differences as well as net operating loss and tax cred carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax asset is recognized for operating losses that are available to offset future federal and state income taxes.

6. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. The Company's furniture and equipment are fully depreciated therefore there was no depreciation expense for the year ended December 31, 2023.

**NOTE B - LEASES**

Under ASC 842, Leases, short-term operating leases which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition. The Company had no long-term lease commitments required to be recorded on the statement of Financial Condition as of December 31, 2023.

The Company is currently on a month-to-month lease for its current location with a thirty-day written notice to terminate. Lease expense amounted to $9,900 for the calendar year ending December 31, 2023.

**NOTE C - COMMON STOCK**

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no-par value common stock, all of which are outstanding at December 31, 2023.

**NOTE D - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3- 1 also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $36,899 which was $31,899 in excess of its required net capital of $5000; and the Company's ratio of aggregate indebtedness ($8,239) to net capital was 0.223 to 1, which is less than the 15 to 1 maximum allowed.

**FIRST SECURITIES NORTHWEST, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2023**

## NOTE E - INCOME TAXES

Components

The provisions for income taxes consist of the following components:

| | |
|---|---|
| Current Federal and State income tax (benefit) | $(3,675) |
| Current State Minimum excise tax | 158 |
| Total Current income tax expense(benefit) | $(3,517) |

Deferred tax asset consists of the following components:

| | | |
|---|---|---|
| Current Federal and State income tax benefit | $ | 3,675 |
| Deferred Federal and State income tax benefit | | 132,639 |
| Total deferred tax asset as of December 31, 2023 | $ | 136,314 |

The Company has a federal net operating loss carryforward of $465,663 and a state loss carryforward of $571,980 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2032. The tax rates used to calculate the deferred tax asset were 21% for federal and 6.6% for the state.

In accordance with ASC 740, Income Taxes, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of December 31, 2023.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2023, the taxing agencies have not proposed any adjustment to the Company's tax position.

## NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2023 the Company's uninsured cash balance was $0.00.

## NOTE G - UNCERTAINTIES AND CONTINGENCIES

The Company has a concentration in commission revenue from three accounts for 2023. If they were to leave their departure may have a material impact on gross revenue.

## NOTE H – DEPOSIT DUE FROM CLEARING BROKER

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Hilltop Securities Inc. ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a deposit account with the Clearing Broker to further assist the Company's performance of its obligation under the clearing agreement (the "Deposit account"). The balance at December 31, 2023, in the Deposit Account was $25,161.

## NOTE I: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the year then ended.

## NOTE J: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE K: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

**FIRST SECURITIES NORTHWEST, INC.**

**SCHEDULE 1 - COMPUTATION OF NET CAPITAL**

**Pursuant to SEC 15c3-3**

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2023

| | |
|---|---|
| Stockholder's equity from statement of financial conditions | $176,801 |
| Deduct equity not allowable for net capital | 0 |
| Stockholder's equity qualified for net capital | 176,801 |
| Deductions and/or charges Non-allowable assets: | |
| Prepaid expenses & deferred tax asset | (139,902) |
| Tentative net capital before haircuts | 36,899 |
| Haircut on other securities | 0 |
| Net capital | $36,899 |
| Computation of net capital requirement Minimum net capital required @6 2/3% of AI | 549 |
| Minimum dollar net capital requirement | $5,000 |
| Excess net capital | $31,899 |
| Aggregate Indebtedness | |
| Item included from statement of financial conditions: | |
| Accounts payable and accrued liabilities | $8,239 |
| Total aggregate indebtedness | $8,239 |
| Ratio: Aggregate indebtedness to net capital | 0.223 to 1 |

There was no material difference between the net capital computation shown here and the net capital computation shown on the company's most recently filed X-17A-5, Part IIA report dated December 31, 2023.

**See report of independent registered public accounting firm**

**First Securities Northwest Inc.**
**Schedule II – Computation for Determining of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3**
**As of December 31, 2023**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

**See report of independent registered public accounting firm**

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of First Securities Northwest, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) First Securities Northwest, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Securities Northwest, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Securities Northwest, Inc. stated that First Securities Northwest, Inc. met the identified exemption provisions throughout the year ended December 31, 2023 without exception. First Securities Northwest, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Securities Northwest, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 27, 2024

First Securities Northwest
Financial Services

18824 SE Mildred Street
Portland, OR 97267
503-723-4404

# Assertions Regarding Exemption Provisions

We, as members of management of First Securities Northwest. Inc. ("the Company"). are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of SEA Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii). The Company is a non-carrying broker-dealer and does not hold funds or securities for, or owe money or securities to customers.

The Company met the identified exemption provision without exception throughout the year then ended December 31, 2023

**First Securities Northwest, Inc.**

By:

(Ben Johnson, President)